Mail Stop 4561

      October 20, 2005

Henry P. Hoffman
President, Chief Executive Officer and
Chairman of the Board
Siricomm, Inc.
2900 Davis Boulevard, Suite 130
Joplin, Missouri  64804


	Re:	Siricomm Inc.
   Form 10-KSB/A for the Fiscal Year Ended
   September 30, 2004
		Filed January 13, 2005
   Forms 10-QSB for the fiscal quarters ended December 31, 2004, March 31, 2005 and June 30, 2005


Dear Mr. Hoffman:

	We have reviewed your response to our letter dated September
23,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. Please refer to comment 1 of our letter dated September 23, 2005.
We note that you amended your fiscal year 2004 10-KSB and subsequent
10-QSB filings.  Tell us what consideration you gave to filing and
Item 4.02 8-K in connection with the restatement of your financial statements in the aforementioned filings.

2. Please refer to comment 3 of our letter dated September 23, 2005.
We have reviewed your response as well as your revisions to your controls and procedures sections in your amended 10-KSB for the year ended September 30, 2004 and amended 10-QSB`s for the quarters ended
December 31, 2004, March 31, 2005 and June 30, 2005. You disclose in your Forms 10-KSB and 10-QSB`s that your Chief Executive Officer and
Chief Financial Officer have concluded that your disclosure controls and procedures were effective. Tell us how you concluded that your disclosure controls and procedures were effective as of the end of the periods covered by these reports notwithstanding the recent restatements in your 10-KSB for the year ended September 30, 2004 and your amended 10-QSB`s for the quarters ended December 31, 2004, March
31, 2005 and June 30, 2005.

3. We also note in your amended 10-KSB for the year ended
September
30, 2004 under Item 8A on page 29, your statement "disclosure controls and procedures were effective....except that management has
acknowledged the need to seek advice of its auditors and counsel prior to the issuance of the Company`s securities so as to determine the effects of such issuance on the Company`s financial statements prior to issuance." Management should not state that the controls are effective except to the extent that certain problems have been identified. Rather, management must take those problems into account when concluding whether the controls are effective or ineffective. If the controls are ineffective, management should state the specific reasons why they are ineffective. Please revise your amended 10-KSB to remove this entire sentence or tell us why revision is not necessary.

4. As it relates to the controls and procedures sections in your amended 10-KSB for the year ended September 30, 2004 and amended 10-
QSB`s for the quarters ended December 31, 2004, March 31, 2005 and June 30, 2005, please revise to expressly identify any material weaknesses in your internal controls over financial reporting and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness or conversely state that even as a result of the internal control concerns that caused your recent restatement you did not have a material weakness or significant deficiencies.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Henry P. Hoffman
Siricomm, Inc.
October 20, 2005
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